

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 7, 2014

Via E-Mail
Ning Li
Chief Financial Officer
Hengyi International Industries Group Inc.
No.1 Xinhua Road, He Ping District
Tianjin City, 300021 China

> **Re: Hengyi International Industries Group Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2013**
> **Filed December 27, 2013**
> **File No. 000-54603**

Dear Ms. Li:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2013

Item 9A. Controls and Procedures, page 15

1. Please revise to include the report of management on your internal control over financial reporting as of September 30, 2013 as required by Item 308(a) of Regulation S-K.

Item 15. Exhibits, Financial Statement Schedules, page 22

Report of Independent Registered Public Accounting Firm

2. Please refer to the report of your current auditor, HHC, pertaining to your financial statements for the fiscal year ended September 30, 2013. Your auditor indicates in the first paragraph of its report that it limited its audit to September 30, 2013 and the year

ended September 30, 2013. Please note that auditor association with cumulative amounts from inception through the latest balance sheet date is required so long as you are in the development stage. Please request your current auditor to revise its report to cover the cumulative period from December 17, 2009 through September 30, 2013 in the first and third paragraphs of its audit report. Your current auditor also should include a reference to the predecessor auditor and identify the periods audited by the predecessor audit in the first paragraph of the audit report, and refer to the report of the other auditor in expressing his or her own opinion. Refer to paragraph 13 of PCAOB AU Section 508 for an example of how to indicate this division of responsibility between your current and former auditors. Also see Rule 2-05 of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jarrett Torno, Staff Accountant, at (202) 551-3703 if you have questions regarding comments on the financial statements and related matters. You may contact me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief

cc: Yue Cao
             Eaton & Van Winkle LLP